[BAKER BOTTS L.L.P. LETTERHEAD]

August 30, 2011

Via EDGAR and Overnight Mail

Ms. Jessica Dickerson

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	TPC Group LLC Amendment No. 3 to Registration Statement on Form S-4 Filed August 17, 2011
File No. 333-173804

Dear Ms. Dickerson:

On behalf of TPC Group LLC (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission, by email dated August 25, 2011.

Please telephone the undersigned at 713.229.1648 with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ M. Breen Haire
M. Breen Haire

Enclosures

cc:	Michael T. McDonnell
Miguel A. Desdin
Rishi A. Varma
Shannon Weinberg
TPC Group LLC

Dietrich King
Tracey Houser
Jeanne Baker
Pamela Long
United States Securities and Exchange Commission

MEMORANDUM

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	TPC Group LLC

DATE:	August 30, 2011

RE:	Response to SEC Comments dated August 25, 2011 Amendment No. 3 to Registration Statement on Form S-4 Filed August 17, 2011 File No. 333-173804

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by email dated August 25, 2011 relating to the above-referenced filing (the “Registration Statement”) of TPC Group LLC (the “Company”).

We have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 4 to the Registration Statement, marked to show changes made to the previous filing. For your convenience, our responses are prefaced by the corresponding Staff comment in italicized text.

TPC Group LLC Financial Statements, page F-1

Note L – Supplemental Guarantor Information, page F-20

1.	We note your response to comment 3 in our letter dated August 5, 2011. It is unclear how you have revised the condensed consolidating financial statements for each period presented to reflect the Issuer’s ownership interest in each of the subsidiaries using the equity method of accounting. Specifically, it is unclear why:

•	Members’ equity for the Issuer as of June 30, 2011, December 31, 2010, June 30, 2010, and June 30, 2009 does not agree to combined members’ equity.

•	Net income for the Issuer for the six-months ended June 30, 2010 does not agree to combined net income.

Please refer to Rule 3-10(i)(3) of Regulation S-X for guidance.

Response:  We have revised the Registration Statement in response to the Staff’s comment. Please see pages F-21, F-22, F-24 and F-72-F-74.

United States Securities and Exchange Commission

August 30, 2011

Note O – Segment Information, page F-60

2.	We note that you disclose total assets and depreciation and amortization expense by reportable segment for each period presented, as requested in comment five in our letter dated August 5, 2011. However, we note that you did not provide these same disclosures in TPC Group Inc.’s June 30, 2011 Form 10-Q. In future filings, please revise your reportable segment disclosures to provide total assets and depreciation and amortization expense by reportable segment. Please refer to your response letter dated July 1, 2011, in which you agreed to address our comments issued in connection with the Form S-4 in TPC Group Inc.’s future filings. Refer to comment one in our letter dated May 25, 2011.

Response: We hereby confirm that we will address the Staff’s comments in TPC Group Inc.’s future filings to the extent applicable, including, without limitation, by including total assets and depreciation and amortization expense by reportable segment.

United States Securities and Exchange Commission

August 30, 2011

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 30, 2011

TPC GROUP LLC

By:	/s/ Michael T. McDonnell

	Name:	Michael T. McDonnell
	Title:	President and Chief Executive Officer